

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Carlos Garcia-Parada
Chief Financial Officer
Rocket Pharmaceuticals, Inc.
9 Cedarbrook Drive
Cranbury, NJ 08512

> **Re: Rocket Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-36829**

Dear Mr. Garcia-Parada:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Carlos Garcia-Parada
Rocket Pharmaceuticals, Inc.
September 27, 2021
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 62

1.   We note the discussion on page 61 that R&D activities are central to your business model and that you expect them to increase substantially over the next several years. We also see direct R&D expenses are tracked on a program-by-program basis for your product candidates. Accordingly, please revise future filings to quantify and discuss costs by product candidate as well as by the type or nature of expense for each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences